Letter by SEDAR

August 10, 2005

The Securities Commissions in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador

Dear Sirs:

NovaGold Resources Inc. (“the Company”)

On August 10, 2005 the Company filed an amended technical report entitled Geology and Resource Potential of the Galore Creek Property dated 18 May 2005, amended August 10, 2005 (“Amended Technical Report”) relating to the Galore Creek property. For greater clarity and as required by National Instruments 43-101, the resource tables in the Amended Technical Report have been revised to separate Measured and Indicated. The Company also filed amended consents of the authors and amended certificates of the authors.

Yours truly,
NOVAGOLD RESOURCES INC.

“Elaine Sanders”

Elaine M. Sanders, CA
Controller

Suite 2300 - 200 Granville Street, Vancouver, BC V6C 1S4
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
Toronto Stock Exchange: NG • American Stock Exchange: NG